UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Issuance of Debt	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication made on 14 November 2022, it is hereby announced that TELEFÓNICA EUROPE B.V. (the "Issuer"), the Dutch subsidiary of Telefónica, S.A., has today priced and closed the terms and conditions of an issuance of undated deeply subordinated guaranteed fixed rate reset securities, with the subordinated guarantee of Telefónica, S.A., for an aggregate nominal amount of EUR 750,000,000 and intended to be issued as green bonds (EUR 750,000,000 Undated 6 Year Non-Call Green Deeply Subordinated Guaranteed Fixed Rate Reset Securities) (the "Securities").
The main terms and conditions of the Securities are as follows:
The issue price of the Securities is fixed at 100% of their face value. The Securities will bear interest at a fixed rate of 7.125% per annum from (and including) 23 November 2022 up to (but excluding) 23 November 2028.
From (and including) 23 November 2028, the Securities will bear interest at a fixed rate of interest equal to the applicable 6 year Swap Rate plus a margin of:
•4.322% per year from (and including) 23 November 2028 to (but excluding) 23 November 2032;
•4.572% per year from (and including) 23 November 2032 to (but excluding) 23 November 2048; and
•5.322% per year from (and including) 23 November 2048.
The Securities will have a face value per unit of 100,000 euros and will be perpetual, although they will be subject to a call option exercisable by the Issuer on certain dates and at any time upon the occurrence of certain events as set out in the terms and conditions of the Securities. In addition, the Securities may be redeemed at any time at the redemption price (Make Whole Redemption Amount) to be calculated in accordance with the terms and conditions of the Securities. The Issuer may defer payment of the interest accrued on the Securities at its sole discretion (the "Deferred Interest") without triggering an event of default. The Deferred Interest will in turn accrue interest and will be payable at the option of the Issuer at any time or on a compulsory basis in certain circumstances as set out in the terms and conditions of the Securities.
The Securities will be governed by English Law, and it is envisaged that they will be listed and admitted to trading on the Global Exchange Market (GEM), the multilateral trading facility of the Irish Stock Exchange plc, trading as Euronext Dublin.
The issue is addressed exclusively at professional clients and eligible counterparties.
The Securities will be subscribed for and paid up on the closing date, which is envisaged to take place on or about 23 November 2022, subject to entering into a subscription agreement with the Joint Bookrunners and the rest of the agreements relating to the issue, and subject to compliance with the conditions set out in the subscription agreement.

An amount equal to the net proceeds of the issue of the Securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's Sustainable Development Goals Framework (the "SDG Framework"). The SDG Framework is in accordance with the Green Bond Principles 2018, Social Bond Principles 2020 and Sustainability Bond Guidelines 2018, each published by the International Capital Market Association.

Madrid, 14 November 2022.

Neither the Offer, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 14, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors